(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 – ADDRESS Av. das Nações Unidas, 4777 – 9° andar	2 - DISTRICT A. de Pinheiros

3 - ZIP CODE 05477-000	4 - CITY Săo Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 3025-9000	8 - TELEPHONE 3025-9158	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9217	13 - FAX 3025-9121	14 - FAX 3025-9217

15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari

2 - ADDRESS Av. das Nações Unidas, 4777 – 9° andar	3 - DISTRICT A. de Pinheiros

4 - ZIP CODE 05477-000	5 - CITY Săo Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 3025-9000	9 - TELEPHONE 3025-9158	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9121	14 - FAX 3025-9217	15 - FAX 3025-9041

16 - E-MAIL dcalciolari@gafisa.com.br

01.04 - DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 - DATE OF THE FISCAL YEAR BEGINNING	2 - DATE OF THE FISCAL YEAR END
1- Last	01/01/2007	12/31/2007
2 - Next to last	01/01/2006	12/31/2006
3 - Last but two	01/01/2005	12/31/2005
4 - INDEPENDENT ACCOUNTANT Pricewaterhouse Coopers Auditores Independentes		5 - CVM CODE 00287-9
6 - PARTNER IN CHARGE Eduardo Rogatto Luque		7 - PARTNER’S CPF (Individual Tax ID) 142.773.658-84

Pág: 1

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2007	2 12/31/2006	3 12/31/2005
Paid-in Capital
1 - Common	132,577	111,511	8,404
2 - Preferred	0	0	18,982
3 - Total	132,577	111,511	27,386
Treasury share
4 - Common	3,125	8,141	0
5 - Preferred	0	0	2,760
6 - Total	3,125	8,141	2,760

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM 2 - EVENT 3 - APPROVAL 4 - TYPE 5 - DATE OF PAYMENT  6 - TYPE OF SHARE  7 - AMOUNT PER SHARE

01.09 - INVESTOR RELATIONS OFFICER

1- DATE 03/04/2008	2 - SIGNATURE

Pág: 2

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
1	Total Assets	2,779,606	1,494,501	746,612
1.01	Current Assets	1,668,849	1,110,218	610,703
1.01.01	Available funds	391,733	251,314	113,647
1.01.01.01	Cash and banks	16,806	37,390	19,631
1.01.01.02	Financial Investments	373,857	213,924	94,016
1.01.01.03	Unrealized gains on derivative financial instruments, net	1,070	0	0
1.01.02	Credits	314,417	260,755	184,811
1.01.02.01	Trade accounts receivable	314,417	260,755	184,811
1.01.02.01.01	Receivables from clients of developments	285,445	230,994	160,674
1.01.02.01.02	Receivables from clients of construction and services rendered	28,972	29,371	24,137
1.01.02.01.03	Other Receivables	0	390	0
1.01.02.02	Sundry Credits	0	0	0
1.01.03	Inventory	470,235	276,371	179,363
1.01.03.01	Real estate for sale	470,235	276,371	179,363
1.01.04	Other	492,464	321,778	132,882
1.01.04.01	Expenses with sales to incorporate	25,778	13,074	1,977
1.01.04.02	Prepaid expenses	6,845	5,445	2,780
1.01.04.03	Court deposits	0	0	0
1.01.04.04	Dividends receivable	0	0	0
1.01.04.05	Other receivables	459,841	303,259	128,125
1.02	Non Current Assets	1,110,757	384,283	135,909
1.02.01	Long Term Assets	495,971	249,372	79,468
1.02.01.01	Sundry Credits	404,515	166,944	43,242
1.02.01.01.01	Receivables from clients of developments	282,017	103,853	43,242
1.02.01.01.02	Real estate for sale	122,498	63,091	0
1.02.01.02	Credits with Related Parties	0	0	0
1.02.01.02.01	Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other Related Parties	0	0	0
1.02.01.03	Other	91,456	82,428	36,226
1.02.01.03.01	Deferred income tax and social contribution	53,878	48,126	30,738
1.02.01.03.02	Other receivables	4,599	1,323	602
1.02.01.03.03	Court deposits	27,979	27,979	0
1.02.01.03.04	Dividends Receivable	5,000	5,000	4,886
1.02.02	Permanent Assets	614,786	134,911	56,441
1.02.02.01	Investments	599,466	127,360	50,028
1.02.02.01.01	Interest in direct and indirect associated companies	0	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0	0
1.02.02.01.03	Interest in Subsidiaries	392,066	127,360	50,028
1.02.02.01.04	Interest in Subsidiaries - goodwill	207,400	0	0
1.02.02.01.05	Other Investments	0	0	0

Pág: 3

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
1.02.02.02	Property, plant and equipment	11,189	6,338	5,043
1.02.02.03	Intangible assets	4,131	1,213	1,370
1.02.02.04	Deferred charges	0	0	0

Pág: 4

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)
1 - CODE	2 - DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
2	Total Liabilities	2,779,606	1,494,501	746,612
2.01	Current Liabilities	628,555	383,129	202,226
2.01.01	Loans and Financing	37,759	9,317	16,721
2.01.02	Debentures	9,190	11,038	6,117
2.01.03	Suppliers	57,417	18,549	20,225
2.01.04	Taxes, charges and contributions	47,767	32,346	37,113
2.01.04.01	PIS Contribution	13,321	11,126	12,007
2.01.04.02	COFINS Contribution	25,767	17,745	24,279
2.01.04.03	Installed payment of PIS and COFINS	3,195	2,883	0
2.01.04.04	Other taxes and contributions payable	5,484	592	827
2.01.05	Dividends Payable	26,981	10,938	0
2.01.06	Provisions	3,668	4,105	4,422
2.01.06.01	Provision for Contigencies	3,668	4,105	4,422
2.01.07	Accounts payable to related parties	0	0	0
2.01.08	Other	445,773	296,836	117,628
2.01.08.01	Obligations for real estate development	0	5,425	47,228
2.01.08.02	Obligations for purchase of real state	124,163	95,131	3,162
2.01.08.03	Payroll, profit sharing and related charges	27,336	18,016	10,432
2.01.08.04	Advances from customers - development and services	12,275	49,955	30,869
2.01.08.05	Other liabilities	281,999	128,309	25,937
2.02	Non Current Liabilities	620,288	297,285	274,199
2.02.01	Long Term Liabilities	589,052	297,285	274,199
2.02.01.01	Loans and Financing	245,772	14,779	52,413
2.02.01.02	Debentures	240,000	240,000	176,310
2.02.01.03	Provisions	0	0	0
2.02.01.04	Accounts payable to related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Other	103,280	42,506	45,476
2.02.01.06.01	Real estate development obligations	0	0	2,072
2.02.01.06.02	Obligations for purchase of real state	50,071	1,431	4,045
2.02.01.06.03	Result from sales of real estate to appropriate	0	1,363	22,044
2.02.01.06.04	Deferred income tax and social contribution	42,501	24,704	8,663
2.02.01.06.05	Other liabilities	10,708	15,008	8,652
2.02.02	Future taxable income	31,236	0	0
2.04	Shareholders' equity	1,530,763	814,087	270,187
2.04.01	Paid-in capital stock	1,203,796	544,716	227,363
2.04.01.01	Capital Stock	1,221,846	591,742	0
2.04.01.02	Treasury shares	(18,050)	(47,026)	0
2.04.02	Capital Reserves	167,276	167,276	22,874
Pág: 5

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION
1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
2.04.03	Revaluation reserves	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0	0
2.04.04	Revenue reserves	159,691	102,095	19,950
2.04.04.01	Legal	15,585	9,905	7,602
2.04.04.02	Statutory	80,892	0	0
2.04.04.03	For Contingencies	0	0	0
2.04.04.04	Unrealized profits	0	0	12,348
2.04.04.05	Retained earnings	63,214	92,190	0
2.04.04.06	Special reserve for undistributed dividends	0	0	0
2.04.04.07	Other profit reserves	0	0	0
2.04.05	Retained earnings/accumulated losses	0	0	0
2.04.06	Advances for future capital increase	0	0	0

Pág: 6

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
3.01	Gross Sales and/or Services	706,002	477,930	307,570
3.01.01	Real estate development and sales	678,714	457,744	276,019
3.01.02	Construction services rendered	27,288	20,186	31,551
3.02	Gross Sales Deductions	(26,957)	(25,352)	(17,108)
3.02.01	Taxes on services and revenues	(23,518)	(19,829)	(17,108)
3.02.02	Brokerage fee on sales	(3,439)	(5,523)	0
3.03	Net Sales and/or Services	679,045	452,578	290,462
3.04	Cost of Sales and/or Services	(464,705)	(314,774)	(196,801)
3.04.01	Cost of Real estate development	(464,705)	(314,774)	(196,801)
3.05	Gross Profit	214,340	137,804	93,661
3.06	Operating Expenses/Income	(82,341)	(89,746)	(68,547)
3.06.01	Selling Expenses	(51,796)	(38,623)	(24,399)
3.06.02	General and Administrative	(67,315)	(47,824)	(37,419)
3.06.02.01	Profit sharing	(15,007)	(13,279)	(9,134)
3.06.02.02	Other Administrative Expenses	(52,308)	(34,545)	(28,285)
3.06.03	Financial	32,714	(6,244)	(23,113)
3.06.03.01	Financial Income	45,504	53,523	7,284
3.06.03.02	Financial Expenses	(12,790)	(59,767)	(30,397)
3.06.04	Other operating income	1,233	0	0
3.06.05	Other operating expenses	(43,579)	(35,039)	(5,291)
3.06.05.01	Depreciation and Amortization	(13,405)	(4,277)	(2,585)
3.06.05.02	Extraordinary Expenses	(30,174)	(29,894)	0
3.06.05.03	Other operating expenses	0	(868)	(2,706)
3.06.06	Equity in earnings of subsidiaries	46,402	37,984	21,675
3.07	Total operating income	131,999	48,058	25,114
3.08	Total non-operating (income) expenses, net	0	0	(1,024)
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	(1,024)
3.09	Income before taxes/profit sharing	131,999	48,058	24,090
3.10	Provision for income and social contribution taxes	(4,108)	0	0
3.11	Deferred Income Tax	(12,048)	1,348	6,587
3.12	Statutory Profit Sharing/Contributions	(2,240)	(3,350)	0
3.12.01	Proft Sharing	(2,240)	(3,350)	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0
3.15	Income/Loss for the Period	113,603	46,056	30,677
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,452	103,370	24,626
	EARNINGS PER SHARE (Reais)	0.87757	0.44555	1.24572
	LOSS PER SHARE (Reais)

Pág: 7

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
4.01	Financial resources provided by	1,033,824	539,588	430,538
4.01.01	Operations	92,654	(4,385)	4,497
4.01.01.01	Profit/Loss for the period	113,603	46,056	30,677
4.01.01.02	Expenses (income) not affecting working capital	(20,949)	(50,441)	(26,180)
4.01.01.02.01	Depreciation and amortization	13,405	4,277	2,584
4.01.01.02.02	Equity in earnings of subsidiaries	(46,402)	(37,984)	(21,675)
4.01.01.02.03	Deferred income tax and social contribution	12,048	(1,348)	(6,587)
4.01.01.02.04	Amortization of negative goodwill on investment	0	(15,386)	(2,721)
4.01.01.02.05	Provision for contingencies	0	0	3,017
4.01.01.02.06	Other	0	0	(798)
4.01.02	From Shareholders	630,104	508,781	145,439
4.01.02.01	Capital increase	630,104	508,781	145,439
4.01.03	From third parties	311,066	35,192	280,602
4.01.03.01	Increase in loans and financings	230,992	26,059	209,071
4.01.03.02	Increase in other accounts payables	0	0	1,094
4.01.03.03	Decrease in Receivables from developments	0	0	43,585
4.01.03.04	Assignment of credits payable	200	8,888	0
4.01.03.05	Obligations for purchase of real estate	48,638	0	0
4.01.03.06	Decrease in other accounts receivable	0	245	166
4.01.03.07	Working capital of incorporated subsidiary	0	0	3,861
4.01.03.08	Negative goodwill on investment	31,236	0	20,404
4.01.03.09	Dividends received	0	0	2,317
4.01.03.10	Other	0	0	104
4.01.03.11	Provision for contingencies	0	0	0
4.02	Investments	720,619	225,862	182,592
4.02.01	Investments	425,704	23,962	37,437
4.02.02	Obligations for real estate developments	0	2,070	26,648
4.02.03	Other receivables	3,483	33,942	0
4.02.04	Share redemptions	0	0	22,020
4.02.05	Income from sales to appropriate	1,359	20,681	43,042
4.02.06	Decrease in obligations for purchase of real estate	0	2,614	887
4.02.07	Tax benefits from downstream merger	0	0	15,567
4.02.08	Property and equipment	21,174	5,416	1,605
4.02.09	Proposed dividends	26,981	10,938	0
4.02.10	Debt pushdown from downstream merger	0	0	31,465
4.02.11	Assignment of credits receivable	1,123	2,220	904
4.02.12	Real estate for sale	59,407	63,091	0
4.02.13	Provision for contingencies	437	317	0
4.02.14	Other accounts payable	1,743	0	3,017
4.02.15	Accounts receivable	178,164	60,611	0
4.02.16	Advances for future capital increase	994	0	0
4.02.17	Additional dividends for 2006	50	0	0
4.03	Increase/decrease in the working capital	313,205	313,726	247,946

Pág: 8

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
4.04	Changes in current assets	558,631	494,629	139,229
4.04.01	Current assets at the beginning of the period	1,110,218	615,589	476,360
4.04.02	Current assets at the end of the period	1,668,849	1,110,218	615,589
4.05	Changes in current liabilities	245,426	180,903	(108,717)
4.05.01	Current liabilities at the beginning of the period	383,129	202,226	310,943
4.05.02	Current liabilities at the end of the period	628,555	383,129	202,226

Pág: 9

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	591,742	167,276	0	55,069	0	814,087
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in stock capital	630,104	0	0	0	0	630,104
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Profit/Loss for the period	0	0	0	0	113,603	113,603
5.07	Appropriation of net income	0	0	0	86,572	(113,603)	(27,031)
5.07.01	Legal Reserve	0	0	0	5,680	(5,680)	0
5.07.02	Proposed dividends	0	0	0	0	(26,981)	(26,981)
5.07.03	Investments Reserve	0	0	0	0	0	0
5.07.04	Statutory Reserve	0	0	0	80,892	(80,892)	0
5.07.05	Additional dividends for 2006	0	0	0	0	(50)	(50)
5.08	Other	0	0	0	0	0	0
5.08.01	Additional dividends for 2006	0	0	0	0	0	0
5.09	Closing balance	1,221,846	167,276	0	141,641	0	1,530,763

Pág: 10

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	227,363	22,874	0	49,922	(29,972)	270,187
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in stock capital	364,379	144,402	0	0	0	508,781
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Profit/Loss for the period	0	0	0	0	46,056	46,056
5.07	Appropriation of net income	0	0	0	5,147	(16,085)	(10,938)
5.07.01	Legal Reserve	0	0	0	2,303	(2,303)	0
5.07.02	Proposed dividends	0	0	0	0	(10,938)	(10,938)
5.07.03	Investments Reserve	0	0	0	2,844	(2,844)	0
5.08	Other	0	0	0	0	1	1
5.09	Closing balance	591,742	167,276	0	55,069	0	814,087

Pág: 11

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	86,514	2,717	0	91,534	-33,207	147,558
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in stock capital	140,849	4,590	0	0	0	145,439
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	(47,026)	0	(47,026)
5.06	Profit/Loss for the period	0	0	0	0	30,677	30,677
5.07	Appropriation of net income	0	0	0	27,442	(27,442)	0
5.08	Other	0	15,567	0	(22,028)	0	(6,461)
5.09	Closing balance	227,363	22,874	0	49,922	-29,972	270,187

Pág: 12

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
1	Total Assets	2,950,493	1,494,217	944,619
1.01	Current Assets	1,961,940	1,143,554	803,499
1.01.01	Available funds	514,447	266,159	133,891
1.01.01.01	Cash and banks	79,590	45,231	26,053
1.01.01.02	Financial Investments	433,787	220,928	107,838
1.01.01.03	Unrealized gains on derivative financial instruments, net	1,070	0	0
1.01.02	Credits	524,818	365,741	274,390
1.01.02.01	Trade accounts receivable	524,818	365,741	274,390
1.01.02.01.01	Receivables from clients of developments	494,532	335,536	249,959
1.01.02.01.02	Receivables from clients of construction and services rendered	30,286	29,814	24,431
1.01.02.01.03	Other Receivables	0	391	0
1.01.02.02	Sundry Credits	0	0	0
1.01.03	Inventory	774,908	377,576	304,329
1.01.03.01	Real estate for sale	774,908	377,576	304,329
1.01.04	Other	147,767	134,078	90,889
1.01.04.01	Expenses with sales to incorporate	37,023	17,032	6,463
1.01.04.02	Prepaid expenses	8,824	5,446	2,780
1.01.04.03	Other receivables	101,920	111,600	81,646
1.02	Non Current Assets	988,553	350,663	141,120
1.02.01	Long Term Assets	751,455	339,973	134,708
1.02.01.01	Sundry Credits	647,336	257,510	99,002
1.02.01.01.01	Receivables from clients of developments	497,933	194,097	95,169
1.02.01.01.02	Financial Investments	0	0	3,833
1.02.01.01.03	Real estate for sale	149,403	63,413	0
1.02.01.02	Credits with Related Parties	0	0	0
1.02.01.02.01	Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other Related Parties	0	0	0
1.02.01.03	Other	104,119	82,463	35,706
1.02.01.03.01	Deferred income tax and social contribution	61,322	53,134	35,102
1.02.01.03.02	Other receivables	14,818	1,350	604
1.02.01.03.03	Court deposits	27,979	27,979	0
1.02.02	Permanent Assets	237,098	10,690	6,412
1.02.02.01	Investments	209,689	2,544	0
1.02.02.01.01	Interest in direct and indirect associated companies	0	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0	0
1.02.02.01.03	Interest in Subsidiaries	2,289	2,544	0
1.02.02.01.04	Interest in Subsidiaries - goodwill	207,400	0	0
1.02.02.01.05	Other Investments	0	0	0

Pág: 13

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
1.02.02.02	Property, plant and equipment	19,513	6,933	5,043
1.02.02.03	Intangible assets	7,896	1,213	1,369
1.02.02.04	Deferred charges	0	0	0

Pág: 14

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
2	Total Liabilities	2,950,493	1,494,217	944,619
2.01	Current Liabilities	577,396	340,744	305,549
2.01.01	Loans and Financing	59,526	17,305	48,286
2.01.02	Debentures	9,190	11,038	6,118
2.01.03	Suppliers	86,709	26,683	27,878
2.01.04	Taxes, charges and contributions	70,293	41,574	47,248
2.01.04.01	PIS Contribution	16,526	12,762	13,731
2.01.04.02	COFINS Contribution	39,946	24,079	30,811
2.01.04.03	Installed payment of PIS and COFINS	3,195	2,883	0
2.01.04.04	Other taxes and contributions payable	10,626	1,850	2,706
2.01.05	Dividends Payable	26,981	11,025	0
2.01.06	Provisions	3,668	4,105	4,422
2.01.06.01	Provision for Contigencies	3,668	4,105	4,422
2.01.07	Accounts payable to related parties	0	0	0
2.01.08	Other	321,029	229,014	171,597
2.01.08.01	Obligations for real estate development	0	6,733	62,623
2.01.08.02	Obligations for purchase of real estate	163,034	120,239	32,928
2.01.08.03	Payroll, profit sharing and related charges	38,512	18,089	10,431
2.01.08.04	Advances from customers - development and services	47,662	76,146	47,790
2.01.08.05	Other liabilities	71,821	7,807	17,825
2.02	Non Current Liabilities	825,111	339,386	368,883
2.02.01	Long Term Liabilities	792,888	337,089	351,201
2.02.01.01	Loans and Financing	380,640	27,100	86,218
2.02.01.02	Debentures	240,000	240,000	176,310
2.02.01.03	Provisions	17,594	0	0
2.02.01.03.01	Provision for Contingencies	17,594	0	0
2.02.01.04	Accounts payable to related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Other	154,654	69,989	88,673
2.02.01.06.01	Real estate development obligations	0	0	2,071
2.02.01.06.02	Obligations for purchase of real estate	73,207	6,184	20,811
2.02.01.06.03	Result from sales of real estate to appropriate	0	2,439	27,606
2.02.01.06.04	Deferred income tax and social contribution	63,268	32,259	12,884
2.02.01.06.05	Other liabilities	18,179	29,107	25,301
2.02.02	Future taxable income	32,223	2,297	17,682
2.03	Minority Interests	17,223	0	0
2.04	Shareholders' equity	1,530,763	814,087	270,187
2.04.01	Paid-in capital stock	1,203,796	544,716	227,363
2.04.01.01	Capital Stock	1,221,846	591,742	0
2.04.01.02	Treasury shares	(18,050)	(47,026)	0
2.04.02	Capital Reserves	167,276	167,276	22,874

Pág: 15

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION
1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 – 12/31/2005
2.04.03	Revaluation reserves	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0	0
2.04.04	Revenuet reserves	159,691	102,095	19,950
2.04.04.01	Legal	15,585	9,905	7,602
2.04.04.02	Statutory	80,892	0	0
2.04.04.03	For Contingencies	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Retained earnings	63,214	92,190	12,348
2.04.04.06	Special reserve for undistributed dividends	0	0	0
2.04.04.07	Other revenuet reserves	0	0	0
2.04.05	Retained earnings/accumulated losses	0	0	0
2.04.06	Advances for future capital increase	0	0	0

Pág: 16

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
3.01	Gross Sales and/or Services	1,217,692	697,479	480,774
3.01.01	Real estate development and sales	1,182,571	675,999	447,657
3.01.02	Construction services rendered	35,121	21,480	33,117
3.02	Gross Sales Deductions	(45,518)	(33,632)	(23,750)
3.02.01	Taxes on services and revenues	(40,243)	(27,176)	(23,750)
3.02.02	Brokerage fee on sales	(5,275)	(6,456)	0
3.03	Net Sales and/or Services	1,172,174	663,847	457,024
3.04	Cost of Sales and/or Services	(796,914)	(465,795)	(318,211)
3.04.01	Cost of Real estate development	(796,914)	(465,795)	(318,211)
3.05	Gross Profit	375,260	198,052	138,813
3.06	Operating Expenses/Income	(220,061)	(142,622)	(110,517)
3.06.01	Selling Expenses	(79,378)	(51,670)	(41,992)
3.06.02	General and Administrative	(110,814)	(48,771)	(36,521)
3.06.02.01	Profit sharing	(23,185)	(13,279)	(6,030)
3.06.02.02	Other Administrative Expenses	(87,629)	(35,492)	(30,491)
3.06.03	Financial	14,155	(11,943)	(27,972)
3.06.03.01	Financial Income	49,446	52,989	8,365
3.06.03.02	Financial Expenses	(35,291)	(64,932)	(36,337)
3.06.04	Other operating income	973	3,958	47
3.06.05	Other operating expenses	(44,997)	(34,196)	(5,863)
3.06.05.01	Depreciation and Amortization	(14,823)	(4,302)	(2,584)
3.06.05.02	Extraordinary Expenses	(30,174)	(29,894)	0
3.06.05.03	Other operating expenses	0	0	(3,279)
3.06.06	Equity in earnings of subsidiaries	0	0	1,784
3.07	Total operating income	155,199	55,430	28,296
3.08	Total non-operating income (expenses), net	0	0	(1,024)
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	(1,024)
3.09	Income before taxes/profit sharing	155,199	55,430	27,272
3.10	Provision for income and social contribution taxes	(12,217)	(4,631)	(3,838)
3.11	Deferred Income Tax	(18,729)	(1,393)	7,243
3.12	Statutory Profit Sharing/Contributions	(2,240)	(3,350)	0
3.12.01	Proft Sharing	(2,240)	(3,350)	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0
3.14	Minority Interest	(8,410)	0	0
3.15	Income/Loss for the Period	113,603	46,056	30,677
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,452	103,370	24,626
	EARNINGS PER SHARE (Reais)	0.87757	0.44555	1.24572
	LOSS PER SHARE (Reais)

Pág: 17

  (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.01  – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
4.01	Financial resources provided by	1,268,184	560,092	449,443
4.01.01	Operations	156,914	36,365	24,231
4.01.01.01	Profit/Loss for the period	113,603	46,056	30,677
4.01.01.02	Expenses (income) not affecting working capital	43,311	(9,691)	(6,446)
4.01.01.02.01	Depreciation and amortization	14,823	4,302	2,584
4.01.01.02.02	Amortization of negative goodwill on investment	0	(15,386)	(2,721)
4.01.01.02.03	Equity in earnings of subsidiaries	0	0	(1,784)
4.01.01.02.04	Deferred income tax and social contribution	18,729	1,393	(7,243)
4.01.01.02.05	Provision for contingencies	0	0	3,017
4.01.01.02.06	Other	1,265	0	(299)
4.01.01.02.07	Net book value of fixed asset disposals	84	0	0
4.01.01.02.08	Minority interest	8,410	0	0
4.01.02	From Shareholders	630,104	508,781	145,439
4.01.02.01	Capital increase	630,104	508,781	145,439
4.01.03	From third parties	481,166	14,946	279,773
4.01.03.01	Increase in loans and financings	353,539	4,523	214,346
4.01.03.02	Increase in other accounts payables	0	6,344	10,241
4.01.03.03	Decrease in Receivables from developments	0	0	26,741
4.01.03.04	Obligations for purchase of real estate	67,022	0	6,256
4.01.03.05	Decrease in other accounts receivable	0	4,079	0
4.01.03.06	Negative goodwill on investment	29,926	0	20,404
4.01.03.07	Assignment of credits receivable	200	0	1,785
4.01.03.08	Noncurrent liabilities, net, arising from purchase	30,479	0	0
4.02	Investments	686,450	255,232	157,467
4.02.01	Obligations for real estate developments	0	2,071	24,895
4.02.02	Real estate for sale	85,990	63,413	0
4.02.03	Increase in court deposits	0	0	0
4.02.04	Other receivables	13,671	28,969	0
4.02.05	Other accounts payables	8,766	0	2,140
4.02.06	Decrease in obligations for purchase of real estate	0	14,627	0
4.02.07	Investments	208,089	2,544	31,465
4.02.08	Property and equipment	34,087	6,035	1,598
4.02.09	Proposed dividends	26,981	10,938	0
4.02.10	Income from sales to appropriate	1,995	25,167	55,859
4.02.11	Assignment of credits receivable	1,123	2,223	906
4.02.12	Share Redemptions	0	0	22,020
4.02.13	Tax benefits from downstream merger	0	0	15,567
4.02.14	Increase in receivables from customers	0	0	0
4.02.15	Accounts receivable	303,836	98,928	3,017
4.02.16	Advances for future capital increase	1,425	0	0
4.02.17	Additional dividends for 2006	50	0	0
4.02.18	Provision for Contingencies	437	317	0
4.03	Increase/decrease in the working capital	581,734	304,860	291,976

Pág: 18

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
4.04	Changes in current assets	818,386	340,055	192,392
4.04.01	Current assets at the beginning of the period	1,143,554	803,499	611,107
4.04.02	Current assets at the end of the period	1,961,940	1,143,554	803,499
4.05	Changes in current liabilities	236,652	35,195	(99,584)
4.05.01	Current liabilities at the beginning of the period	340,744	305,549	405,133
4.05.02	Current liabilities at the end of the period	577,396	340,744	305,549

Pág: 19

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001–07

09.01 – INDEPENDENT AUDITOR’S REPORT - UNQUALIFIED OPINION

Report of Independent Auditors

To the Board of Directors and Shareholders of
Gafisa S.A.

1
We have audited the accompanying balance sheet of Gafisa S.A. (Company) and the consolidated balance sheet of Gafisa S.A. and its subsidiaries as of December 31, 2007 and the related statements of income, of changes in shareholders´ equity and of changes in financial position of Gafisa S.A., and the related consolidated statements of income and of changes in financial position for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Gafisa S.A. and Gafisa S.A. and its subsidiaries at December 31, 2007, and the results of operations, the changes in shareholders’ equity and the changes in financial position of Gafisa S.A., as well as the consolidated results of operations and the changes in financial position, for the year then ended, in accordance with accounting practices adopted in Brazil.

4
The audit of the financial statements for the year ended December 31, 2006 (Parent company and Consolidated), presented for comparison purposes, was conduct by other independent auditors, who issued an unqualified opinion thereon dated January 24, 2007.

Pág: 20

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

09.01 – INDEPENDENT AUDITOR’S REPORT - UNQUALIFIED OPINION

5
Our audit was conducted for the purpose of forming an opinion on the financial statements mentioned in the first paragraph taken as a whole. The statements of cash flow (Parent company and Consolidated) are presented for purposes of additional analysis and are not a required part of the financial statements. This information has been subjected to the audit procedures described in the second paragraph and, in our opinion, is presented fairly, in all material respects, in relation to the financial statements taken as a whole. The statements of cash flow for the year ended December 31, 2006 (Parent company and Consolidated) were subject to auditing procedures conducted by other auditors, who issued an unqualified opinion thereon dated January 24, 2007.

São Paulo, March 4, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Eduardo Rogatto Luque
Contador CRC 1SP166259/O-4

Pág: 21

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

10.01 – MANAGEMENT REPORT

All ventures of Gafisa S.A. are characterized by responsibility and conquest. After putting into effect a strategy that aims at making our activities sustainable, we celebrate the outstanding results for 2007, with a growth of 122% in launches and 63% in sales from 2006. The land bank totaled R$ 10.2 billion, ensuring launches for a period of two to three years, results which will be in line with our policy. We launched 53 developments and sales totaled R$ 1.6 billion. We built nearly 40 million sq. m. and, on December 31, 2007, 118 developments were in progress simultaneously in different Brazilian states. Our net income, excluding the expenses with our public offering, amounted to R$ 144 million, showing a growth of 89% from 2006.

Behind our achievements lies our great differential: people. We are known as a people-training machine due to the large number of professionals among our employees. We believe that this value makes us a benchmark in the Brazilian construction and real estate development market. When we adopted, in 2000, a stock option plan that privileges meritocracy and values the professionals who show their commitment with the company, we created a team that shares the same ambition:

To be the Largest Company in Sales and the Best in Return on Equity (ROE) in the Real Estate Development, Urban Development and Construction Industry in the Residential Segment. We will achieve this with:

•	Committed personnel, focused on results and with a strong culture;
•	Differentiated products in all residential segments;
•	Competitive products that meet our customers’ expectations of quality and delivery terms.

In 2007, we took important steps in this direction when we built a business platform that significantly expands the conditions to take the opportunities offered by the Brazilian market. With the acquisition of AlphaVille Urbanismo S.A. and Cipesa Empreendimentos Imobiliários, the incorporation of Fit Residencial and Bairro Novo, and the consolidation of Gafisa Vendas, we expanded our product and service portfolio to serve most layers of the Brazilian population. We also brought together conditions to strengthen the geographic diversification process, adopting a model based on decentralization and establishment of local partnerships. In 2007, our operations reached 40 cities and 18 states, increasingly expanding our presence in Brazil.

These achievements increase our capacity to bring return to investors with whom we have established a relationship based on transparency. The demand for our shares led us to become part of the portfolio of the main index that measures the performance of the Brazilian stock market, Ibovespa, as well as IbrX-50, which gathers the 50 most traded shares on the market.

Since March 2007, we have also been the only Brazilian construction and development company to trade shares on the New York Stock Exchange, a move that was followed by the adjustment of our conducts and controls to the requirements of the Sarbanes-Oxley Act. The adjustments have been made and, motivated by a need, we started to introduce the SAP management system. This tool is important for us to face one of the main challenges in 2008: the integration of the group companies so as to capture synergies and business opportunities.

Pág: 22

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

10.01 – MANAGEMENT REPORT

With calm and success, we will strengthen our structure as a holding company. The companies related to Gafisa S.A. have total autonomy to conduct their businesses, ensuring a complete focus on the market niche in which each one operates. From 2008, we expect an important increase in the share of Fit Residencial and Bairro Novo in our revenues as they operate in the income segments where the largest portion of the housing deficit is concentrated.

The combination of lower interest rates, increase of the population’s income and credit availability, in addition to optimistic forecasts regarding the Brazilian economy, leads us to believe that the pace of expansion in the civil construction industry will remain strong in the coming years. This scenario poses great challenges and requires precise operating and financial planning, a fact that has already determined important structuring work for our business in 2007.

All this allows us to project for 2008 launches amounting to R$ 3 billion, representing a growth of 34% from 2007. We also expect an increase in our operating results, for which we estimate a consolidated EBITDA margin between 16% and 17%.

Our performance shows that we are on the right track. Our management capability to foresee opportunities and deliver results qualifies us to build together great results in the future.

Relationship with auditors

The policy for contracting services that are not related to the external audit by our independent auditors is based on principles that preserve the auditor’s independence. In accordance with internationally accepted principles, the auditor cannot: (a) audit his or her own work; (b) have a management position at his or her clients; and (c) serve as an advocate of his or her client’s interests.

(a) Procedures adopted by the Company pursuant to Item III, Article 2 of CVM Instruction No. 381/03:

The Company and its subsidiaries have as a formal policy, prior to the contracting of professional services that are not related to the external audit, to consult with the independent auditors, in order to ensure that the provision of these other services do not affect the independence and objectivity necessary for the performance of independent audit services as well as to obtain the due approval of its Audit Committee. Additionally, formal statements are required from these auditors regarding their independence to provide services that are not audit related.

In 2007, we contracted services for the review of certain processes that were implemented by Management during the year, as well as due diligence services. The total fees for these services were R$ 929,000, which correspond to 98% of the annual fees of the external audit services.

The company is tied to the market arbitration chamber, pursuant to the commitment clause contained in its By-laws.

Pág: 23

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Main Operating and Financial Highlights

To view the chart, please see the original Portuguese version at www.gafisa.com.br/ri.

São Paulo, March 4, 2008

Board of Directors

Pág: 24

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

1.	Operations

Gafisa S.A. and its subsidiaries (collectively designated the "Company") started their operations in 1997, having as business activities: (a) the promotion and management of real estate ventures of any nature, for own account or third parties; (b) purchase, sale and negotiation of real estate in general, including the granting of finance to its customers; (c) civil construction and supply of civil engineering services; (d) development and implementation of marketing strategies related to real estate ventures, for own account and third parties and; (e) investment in other companies, in Brazil or abroad, which are engaged in the same business activities as the Company.

The Company’s real estate development ventures with third parties are structured through investment in Special Purpose Entities (SPEs) or by forming condominiums and consortiums.

In February 2006, the Company completed an initial public offering of stock on the New Market of the São Paulo Stock Exchange - BOVESPA, which resulted in a capital increase of R$ 494,393 with the issuance of 26,724,000 common shares.

In September 2006, the subsidiary brokerage company Gafisa Vendas Intermediação Imobiliária Ltda., which is focused on the sale and promotion of the Company’s ventures launched in Brazil, was incorporated.

In January 2007, the acquisition of 60% of AlphaVille Urbanismo S.A. (“AUSA”), was completed (Note 3(k)). The core business of AUSA is to identify, develop and sell residential condominiums in regions throughout Brazil.

In March 2007, the Company completed an initial public offer of stock on the New York Stock Exchange - NYSE, resulting in a capital increase of R$ 487,813 with the issue of 18,761,992 common shares.

Also in March 2007, Gafisa started its operations in the lower income class real estate market, concentrated in one of its subsidiaries, FIT Residencial Empreendimentos Imobiliários Ltda. (“FIT Residential”).

In October 2007, Gafisa completed the acquisition of 70% of Cipesa Engenharia S.A. (“Cipesa”) (Note 3(k)), a real estate developer from the state of Alagoas.

Pág: 25

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Bairro Novo Empreendimentos Imobiliários S.A. (“Bairro Novo”) was incorporated on March 26, 2007 by means of articles of association entered into by Gafisa S.A. and Odebrecht Empreendimentos Imobiliários Ltda., in accordance with which both companies share its control as a joint venture. In November 2007, Bairro Novo launched, focused on the Brazilian lower income class market, its first venture called “Bairro Novo Cotia”.

2.	Presentation of the financial statements

These financial statements were approved by the Board of Directors in their meeting held on March 4, 2008.

(a)	Basis of presentation

The financial statements are presented in conformity with accounting practices adopted in Brazil, based on the accounting rules set out in the Brazilian Corporate Law, also considering the accounting aspects specific to the different market segments, as regulated by the applicable regulatory authorities.

The consolidated statements of cash flow, presented as supplementary information, are not required by the Brazilian Corporate Law and were prepared according to the Accounting Rules and Practices # 20 (NPC 20) established by IBRACON.

In the preparation of the financial statements it is necessary to use estimates which affect assets and liabilities and other transactions during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. The financial statements include estimates that are used to determine certain items, including, among others, the estimated costs of the ventures, provisions required for the non-recovery of assets, provision for unrecognized credits related to deferred income tax and the recognition of contingent liabilities, the actual results of which may differ from the estimates.

(b)	Consolidation practices

The consolidated financial statements include all subsidiaries listed in Note 8, with separate disclosure of the participation of minority shareholders. In regard to the companies-controlled jointly, through a shareholders’ agreement, the consolidation includes the assets, liabilities and income and expense accounts, proportionally to the total equity interest held in the capital of the corresponding investee.

Pág: 26

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The intercompany balances and transactions, as well as the unrealized profits, were eliminated in the consolidation, including investments, current accounts, dividends receivable, revenues and expenses and unrealized results among the consolidated companies. Transactions and balances with related parties, shareholders and investees are reported in the corresponding notes.

3.	Main accounting practices

The main accounting practices adopted in the preparation of the financial statements are as follows:

(a)	Recognition of results

(i)	Calculation of the result from the development and sale of real estate

In the installment sales of finished units, the result is appropriated when the sale is made, irrespective of the term for receipt of the contractual price, provided that the following conditions are met: (a) the value thereof can be estimated, i.e. the receipt of the sale price is known or the sum that will not be received may be reasonably estimated, and (b) the process of recognition of the sales revenues is substantially completed, i.e. the Company is released from its obligation to perform a considerable part of its activities that will generate future expenses related to the sale of the finished unit.

In the sales of unfinished units, the procedures and rules established by Resolution 963 of the Federal Accounting Council – CFC were observed, namely:

.	The cost incurred (including the cost of land) corresponding to the units sold is fully appropriated to the result.

.
The percentage of the cost incurred in the units sold (including the land) is calculated in relation to the total estimated cost, and this percentage is applied on the revenues from units sold, adjusted pursuant to the conditions of the sales agreements, and on selling expenses, thus determining the amount of revenues and selling expenses to be recognized.

.
The amounts of sales revenues determined, including monetary correction, net of the installments already received, are accounted for as accounts receivable, or as advances from customers, when applicable.

.
Interest and monetary variation on accounts receivable as from the delivery of the keys, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting.

.
The financial charges on accounts payable from the acquisition of land and real estate credit operations incurred during the construction period are appropriated to the cost incurred, and recognized in results upon the sale of the units of the venture to which they are directly related.

Pág: 27

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized in the books when the difference in revenues is recognized.

The other income and expenses, including advertising and publicity, are appropriated to the results as they are incurred using the accrual basis of accounting.

(ii)	Supply of construction services

Revenues from the supply of real estate services consist basically of amounts received related to the management of construction work for third parties, technical management and management of real estate. The revenues are recognized, net of the corresponding costs incurred, as services are provided.

(b)	Cash and banks and financial investments

Substantially represents bank deposit certificates and investment in investment funds, denominated in reais, with high market liquidity and maturity that does not exceed 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof.

They are stated at cost, plus the income earned up to the balance sheet date, with provisions recognized, when applicable, to reflect their market value. On December 31, 2007 and 2006, the amount related to investment funds is recorded at market value.

(c)	Customer accounts receivable

These are stated at cost, plus monetary correction. The allowance for doubtful accounts, when necessary, is recognized in an amount that is considered sufficient by management to cover probable losses on the realization of credits. The outstanding installments are adjusted based on the National Civil Construction Index – INCC during the construction phase, and on the General Market Prices Index – IGP/M after the date the keys of the finished units are delivered. The balance of the accounts receivable (after the keys) is generally adjusted by annual interest of 12%. The financial revenues based on the balance of the accounts receivable is recorded in the results as "Revenues from developments", and the interest recognized on December 31, 2007 and 2006 totals R$ 9,164 and R$ 29,328 (Parent Company) and R$ 20,061 and R$ 39,832 (Consolidated), respectively.

Pág: 28

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(d)	Certificates of real estate receivables - CRIs

The Company financially assigns real estate receivables to securitize and issue CRIs. Such assignment (usually without recourse) is registered as a reduction of the accounts receivable after the date of the delivery of the keys of the corresponding real estate units that make up the CRIs portfolio (prior to the delivery of the keys, as a financial obligation) - representing the gross amount of the credits assigned. When there is recourse against the Company, the assigned accounts receivable is maintained in the balance sheet.

The financial discount, which represents the difference between the amount received and the credit at the date of the assignment, is appropriated to the results in the financial expenses account over the term of validity of the contract.

The expenses with commissions paid to the issuer of the CRIs are recognized directly in the results as they are incurred on the accrual basis.

The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet at their market value in Long-term receivables cost plus monetary correction.

(e)	Real estate for sale

This is stated at construction cost, which does not exceed its net realizable value. In the case of real estate in progress, the portion in inventories corresponds to the cost incurred in units that have not yet been sold.

The cost is made up of construction (materials, own or outsourced labor and other related items) and land, including financial charges appropriated to the venture as incurred during the construction phase.

Land is stated at cost of acquisition. The Company acquires part of the land through exchange operations in which, in exchange for the land acquired, it undertakes (a) to deliver real estate units of developments in progress or (b) part of the sales revenues originating from the sale of the real estate units of the developments. The effective construction cost of the exchanged units is diluted in the other unsold units.

The Company capitalizes interest on the developments during the construction phase, due on the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount). The amount of interest capitalized in the balance of real estate for sale on December 31, 2007 totals R$ 36,543 (Parent Company) and R$ 36,686 (Consolidated) (2006 - R$ 560, Parent Company, and R$ 3,314, Consolidated).

Pág: 29

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(f)	Expenses with sales to appropriate

These include expenses related to costs of construction and maintenance of sales stands, mock-up apartments and corresponding furniture, as well as expenses with related brokerage incurred by the Company (the charges related with the sale commission due by the real estate buyer are not income or expenses of the Company).

The balance is amortized as selling expenses (stands, mock-up apartments and corresponding furniture) or item to be deducted from gross sales (brokerage), following the same criteria adopted for the recognition of revenues from and costs of the units sold (Note 3(a)).

(g)	Expenses with warranties

The Company provides limited warranties for five years, covering structural flaws in the developments sold. Given that the warranties for the work performed (responsibility and costs) are usually provided by the Company’s subcontractors, the amounts paid by the Company are not significant and, therefore, they have been recognized as they are effectively incurred.

(h)	Prepaid expenses

Includes, among others, expenses with the issuance of debentures and shares, which were paid at the time of issue:

(i)	Tangible assets

Stated at acquisition cost. Depreciation is calculated on the straight-line basis, based on the estimated useful life of the assets, as follows: (i) vehicles - 5 years; (ii) utensils and installations - 10 years; (iii) computer and software licenses - 5 years. Expenses related to the acquisition and development of computer systems are capitalized.

(j)	Intangible assets

Intangible assets are mainly represented by preoperating expenses, expenses with reorganization and development of products and new markets and are amortized over a period of up to five (5) years as from the date they start being used.

Pág: 30

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(k)	Investments in subsidiaries

(i)	Net equity value

When the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary company. In the investees in which the Company holds less than 50% of the voting capital, agreements ensure the veto power to the Company in decisions that significantly affect the business of the jointly-controlled company, thus ensuring to the Company a shared control.

Investments in subsidiaries are recorded using the equity method. According to this method, the Company’s interest in the increase or decrease in the stockholders’ equity of subsidiaries after acquisition as a result of the net income or loss for the period, or gains or losses in capital reserves or prior year adjustments, is recognized as operating income (or expenses). The variation in the percentage of the equity investment in subsidiaries is recognized as nonoperating income (or expenses).

The cumulative movements after the acquisitions are adjusted against the cost of the investment. Unrealized gains or transactions between the Company and its associated and subsidiary companies are eliminated in proportion to the Company’s investment; unrealized losses are also eliminated unless the transaction indicates a permanent loss (impairment) of the transferred asset.

The Company’s investments in subsidiaries include goodwill (net of accumulated amortization) upon acquisition. When the Company’s interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes additional losses as it assumes obligations, make payments on behalf of these companies or makes advances for future capital increase.

The cost of acquisition of a subsidiary company is calculated at the market value of the assigned assets, shares issued or liabilities assumed on the date of acquisition, plus the costs directly attributable to the acquisition. The amount of the cost of acquisition that exceeds the book value of the net assets of the acquired subsidiary is recorded as goodwill.

When necessary, the accounting practices of the subsidiary companies are changed to ensure consistency with the practices adopted by the Company.

(ii)	Goodwill and negative goodwill on the acquisition of investments

The goodwill is determined upon the acquisition of or capital subscription in another company, represented by the acquisition cost of the investment that exceeds the equity value, calculated based on the percentage of acquisition or subscription over the amount of the shareholders’ equity of another company.

The goodwill is amortized in accordance with the economic basis that determined it over the estimated useful life of the asset on an exponential and progressive basis (limited to the total period of ten years) (Note 8(b)). An economic based negative goodwill is appropriated to the result as the assets are realized.

Pág: 31

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company’s management determines the estimated useful life of the investment based on its evaluation of the related companies acquired upon acquisition, considering factors such as the stock of land, the ability to generate results from developments launched and/or to be launched in the future and other inherent factors. The goodwill that is not justified by bases is immediately recognized as a loss in the results for the year. The negative goodwill that is not justified by economic bases is recognized in the results only upon the disposal of the investment.

On the balance sheet date, the Company evaluates whether there are indications of a permanent loss (impairment). If there are such indications, an analysis is made to evaluate whether the book value of the goodwill may be totally recovered. If the book value exceeds the recoverable amount, the amount thereof is reduced.

In January 2007, the Company acquired the totality of the shares of Catalufa Participações Ltda. (“Catalufa”) by exchanging shares that it owned in the amount of R$134,029. At the same time, Catalufa, the main asset of which was the investment in AUSA, was merged into the Company based on its book value on the base date of the operation. As a result of this transaction, goodwill amounting to R$ 170,941 was recorded based on expected future profitability to be amortized exponentially and progressively based on the estimated profit projected before income tax and social contribution of AUSA, determined on the accrual basis. In the year ended December 31, 2007, the Company amortized goodwill amounting to R$ 7,500 arising from the acquisition of AUSA.

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa established a new company named “Cipesa Empreendimentos Imobiliários Ltda.” (“Nova Cipesa”) in which 70% of the capital will be held by Gafisa and 30% by Cipesa. Gafisa capitalized Nova Cipesa with R$ 50,000 in cash and acquired shares of Cipesa in Nova Cipesa in the amount of R$ 15,000 payable over the period of one year. Cipesa will be entitled to a variable portion of 2% of the Overall Sales (VGV) of the projects launched by Nova Cipesa until 2014, and this variable portion will have a maximum value of R$ 25,000. As a result of this transaction, goodwill amounting to R$ 40,686 was recorded based on expected future profitability to be amortized exponentially and progressively based on the estimated profit projected before income tax and social contribution of Nova Cipesa determined on the accrual basis. In the year ended December 31, 2007, the Company did not amortized goodwill arising from the acquisition of Cipesa as Nova Cipesa determined an operating loss in the period. Additionally, the amortization of the goodwill will take place as from 2009 pursuant to the criteria described above.

Until November 2007, the Company held an interest in some ventures together with Redevco do Brasil Ltda. by means of Special Purpose Entities (SPEs) that are proportionally consolidated, namely: Blue I (66.67%), Blue II (50%), Jardim Lorean (50%) and Sunplace (50%). In that month, the Company acquired the remaining part of the total interest in these SPEs for R$ 40,000. As a result of this transaction, the Company determined negative goodwill amounting to R$ 31,236 (Consolidated - R$ 32,223, due to the fact that part of these SPEs was not directly acquired by the Company), justified by other economic bases. On December 31, 2007, the balance of negative goodwill from this transaction is classified in the consolidated financial statements as “Deferred income”.

Pág: 32

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(l)	Obligations for real estate developments

These represent the estimated cost to be incurred in the units sold of the real estate developments launched up to December 31, 2003. The contra-entry is recorded in the "Result from sales of real estate to appropriate".

The changes in the estimated costs are recorded as they are known and allocated to the cost of sales and result from sales of real estate to appropriate. The costs incurred in the unsold units are recorded in "Real estate for sale".

(m)	Obligations for purchase of real estate

The obligations for purchase of real estate are recognized at the amounts corresponding to the obligations assumed in contracts. Subsequently, they are stated at the amortized cost, that is, plus charges and interest proportional to the period elapsed (pro rata temporis), when applicable.

The obligations related with the physical barters of land for units to be built are not recognized in the financial statements.

(n)	Result from sales of real estate to appropriate

These represents the residual net amount of the sales of units of the real estate developments launched until December 31, 2003, less estimated construction costs (that had as a contra-entry the Obligations for real estate developments account), cost of acquisition of land and financial charges of construction financing.

(o)	Selling expenses

The selling expenses, including advertising and publicity, are allocated to the results as they are incurred on the accrual basis.

(p)	Income tax and social contribution on net income

Income tax (25%) and social contribution on the net income (9%) are calculated based on their nominal rates, which, together, total 34%. The deferred income tax is calculated over the totality of the temporary differences.

As allowed by tax regulations, certain subsidiaries and associated companies elected the presumed profit system. For these companies, the income tax basis is calculated at 8% (social contribution on net income at 12%) on gross revenues, to which the corresponding standard income and social contribution tax rates apply.

Pág: 33

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The deferred tax assets are recognized to the extent that future taxable income is available to be used to offset temporary differences based on the projections of future results that are prepared and based on internal guidelines and future economic scenarios that may, therefore, change.

Should the realization of deferred tax assets be unlikely, no amount is recorded. The deferred income tax and social contribution is presented in Note 14.

The deferred income tax on accumulated tax losses does not expire, however, their offset in future years is limited to 30% of the taxable income for each year. The companies that opt for the presumed profit system may not offset tax losses for a period in subsequent years.

(q)	Other current and long-term liabilities

These are stated at their known or payable value and are recorded on the accrual basis, plus, when applicable, the corresponding charges and monetary and exchange variations.

The workers’ compensation liability, particularly related to the vacation charges and payroll, is provided for over the period of acquisition.

The Company and its subsidiaries do not have private pension plans or any retirement plan or benefits for employees after they leave the Company.

(r)	Rate swap operations

The nominal amounts of the swap operations of currency, interest rates and indexes are not recorded in the balance sheet.

The Company has derivative instruments for the purposes of minimizing the risk of its exposure to the volatility of currencies, indexes and interest, with redemptions expected to take place in accordance with the maturity of the related liabilities denominated in foreign currency. These operations are measured at their cost based on the contractual conditions between the Company and third parties and their net results are recorded in financial income (expenses).

In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than those of hedge.

Pág: 34

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(s)	Stock option plans

The Company manages Stock Option Plans, and the guidelines for their structuring and implementation were approved by General Shareholders’ Meetings (Note 13(c)). The grant of stock options to employees does not result in an expense for accounting purposes.

In 2006, 1,532,724 new shares with no par value were subscribed and paid up by means of Subscription Lists signed by the respective beneficiaries of the Stock Options amounting to R$ 8,209 (Note 13(a)).

Additionally, in 2007, 961,563 shares with no par value were subscribed and paid up by means of Subscription Lists signed by the respective beneficiaries of the Stock Options amounting to R$ 8,262 (Note 13(a)).

(t)	Profit sharing program for employees and officers

The Company has a plan of benefit for employees in the form of profit sharing and bonus plans that is recognized in “General and administrative expenses” amounting to R$ 23,185 on December 31, 2007 (2006 – R$ 13,279).

Additionally, the Company’s By-laws establish the distribution of profits to officers (in an amount that does not exceed the lower of their annual compensation or 10% of the Company’s net income), which is recognized as “Statutory profit sharing” in the amount of R$ 2,240 on December 31, 2007 (2006 – R$ 3,350).

The bonus system operates with three performance triggers, structured based on the efficiency of corporate targets, followed by business targets and finally individual targets.

(u)	Earnings per share

Calculated considering the number of outstanding shares on the balance sheet date, net of treasury shares.

(v)	Reclassifications

Certain reclassifications have been made to the financial statements for the year ended December 31, 2006 for better presentation and comparison with the current financial statements, the main items being:

.	separation of customer accounts receivable from developments between current and noncurrent;

.	balance of the cancelled units to the revenues from real estate developments;

.	balance of the account expenses with the Tax on Financial Movements – CPMF to financial expenses;

.	separation of real estate for sale between current and noncurrent.

Pág: 35

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

4.	Cash and banks and financial investments

	Parent Company		Consolidated
Type of operation	2007	2006	2007	2006

Cash and banks	16,806	37,390	79,590	45,231

Financial investments
Investment fund	289,358	30,557	299,067	31,182
Purchase and sale commitments	62,135	169,811	111,392	175,325
Bank Deposit Certificates - CDBs	17,489	9,529	18,338	10,311
Other	4,875	4,027	4,990	4,110

	373,857	213,924	433,787	220,928

Total cash and banks and financial investments	390,663	251,314	513,377	266,159

On December 31, 2007, the Bank Deposit Certificates include earned interest from 98.0% to 104% (2006 – from 100.0% to 100.8%) of the Interbank Deposit Certificate (CDI) rate.

A portion of the financial investments in investment funds is related to loans and financing (working capital, pursuant to Note 9).

5.	Trade accounts receivable from developments and services rendered

	Parent Company		Consolidated
	2007	2006	2007	2006
		(Reclassified)		(Reclassified)

Current	314,417	260,755	524,818	365,741
Noncurrent	282,017	103,853	497,933	194,097

	596,434	364,608	1,022,751	559,838

The balance of accounts receivable from the units sold and not yet finished is not fully recognized in the financial statements as their recording is limited to the portion of revenues accounted for (pursuant to the criteria described in Note 3(a)(i)), net of the amounts already received.

The consolidated balances of advances from customers, higher than the revenues recorded in the period, total R$ 47,662 on December 31, 2007 (2006 - R$ 76,146) and are classified in “Advances from customers (development and services).”

The recognition of an allowance for doubtful accounts is not necessary in view of the nonexistence of a history of effective losses on these credits.

Pág: 36

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

6.	Real estate for sale

	Parent Company		Consolidated
	2007	2006	2007	2006
		(Reclassified)		(Reclassified)

Land	310,802	141,965	379,068	160,333
Real estate in progress	267,728	185,328	503,417	249,287
Finished units	14,203	12,169	41,826	31,369

	592,733	339,462	924,311	440,989

Current portion	470,235	276,371	774,908	377,576

Noncurrent portion	122,498	63,091	149,403	63,413

Of the total consolidated cost incurred in the real estate in progress and for sale, R$ 178,426 (2007) and R$ 60,512 (2006) were given as guarantee for loans and financing.

The Company has undertaken commitments to build units bartered for the acquisition of land, which are stated in the balance sheet as follows: (i) estimated construction cost of bartered units diluted in the other units sold (recorded in obligations for real estate development); (ii) effective cost of construction of bartered units diluted in the other units unsold, recorded in real estate in progress.

7.	Other accounts receivable

	Parent Company		Consolidated
	2007	2006	2007	2006

Sundry current accounts (*)	312,253	237,466	17,928	47,272
Values with brokers	606	8,746	840	10,765
Assignment of credits	8,748	10,773	8,748	10,773
Unreleased financing of customers	8,342	10,513	8,510	10,413
Deferred PIS and COFINS	5,587	6,461	8,274	7,940
Recoverable taxes	7,806	10,143	8,347	11,005
Advances for future capital increase	90,888	5,286	10,350
Other	25,611	13,871	38,923	13,432

	459,841	303,259	101,920	111,600

(*)
The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortiums. The management structure of these enterprises and the cash management are centralized in the leading company of the enterprise, which manages the works and budgets. Thus, the leader of the enterprise assures that the investments of the funds necessary are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to adjustment or financial charges and do not have a predetermined maturity date. The average term of development and completion of the enterprises in which the resources are invested is three years. Other payables to partners of real estate ventures are presented separately.

Pág: 37

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

8.	Investment in subsidiaries

(a)	The main information on the equity investments held are summarized below:

	Interest - %		Net equity		Net income (loss) for the period
Investees	2007	2006	2007	2006	2007	2006

00008 - Península SPE1 S.A.	50.00	50.00	(1,390)	(963)	(427)	(261)
00010 - Península SPE2 S.A.	50.00	50.00	(955)	(3,222)	2,267	(119)
00018 - Res. das Palmeiras SPE Ltda. - 18	90.00	90.00	2,039	1,443	596	349
00036 - Gafisa SPE 36 Ltda.	99.80	99.80	4,145	(54)	4,199	848
00038 - Gafisa SPE 38 Ltda.	99.80	99.80	5,088	439	4,649	1,165
00040 - Gafisa SPE 40 Ltda.	50.00	50.00	1,713	(512)	2,225	(348)
00041 - Gafisa SPE 41 Ltda.	99.80	99.80	20,793	6,855	13,938	6,696
00042 - Gafisa SPE 42 Ltda.	50.00	50.00	(33)	(293)	260	(293)
00043 - Gafisa SPE 43 Ltda.	99.80	99.80	(3)	(1)	(2)	(2)
00044 - Gafisa SPE 44 Ltda.	40.00	99.80	(534)	(1)	(533)	(1)
00045 - Gafisa SPE 45 Ltda. (Gafisa Vendas)	99.80	99.80	(475)	406	(882)	20
00046 - Gafisa SPE 46 Ltda.	60.00	60.00	212	(966)	1,178	(966)
00047 - Gafisa SPE 47 Ltda.	99.80	99.80	(18)	(1)	(18)	(1)
00048 - Gafisa SPE 48 Ltda.	99.80	99.80	(718)	(1)	(718)	(1)
00049 - Gafisa SPE 49 Ltda.	100.00	0.00	(1)		(2)
00053 - Gafisa SPE 53 Ltda.	60.00	0.00	205		204
00055 - Gafisa SPE 55 Ltda.	99.80	0.00	(4)		(5)
00059 - Gafisa SPE 59 Ltda.	99.80	0.00	(1)		(2)
00064 - Gafisa SPE 64 Ltda.	99.80	0.00			(1)
00065 - Gafisa SPE 65 Ltda.	99.80	0.00	(1)		(2)
00070 - Gafisa SPE 70 Ltda. (Bairro novo)	50.00	0.00	10,298		(1,902)
00087 - DV BV SPE S.A. - 87	50.00	50.00	(464)	(234)	(231)	115
00089 - DV SPE S.A. - 89	50.00	50.00	1,658	964	695	(728)
00091 - Vilagio de Panamby Trust - 91	50.00	50.00	5,587	3,923	1,664	119
00122 - Gafisa SPE 22 Ltda.	100.00	49.00	4,314	(1,080)	250	(37)
00125 - Gafisa SPE 25 Ltda.	100.00	66.67	14,904	13,551	419	1,392
00126 - Gafisa SPE 26 Ltda.	100.00	50.00	121,767	28,635	(19)	(7,417)
00127 - Gafisa SPE 27 Ltda.	100.00	50.00	15,160	14,007	1,215	(77)
00128 - Gafisa SPE 28 Ltda.	99.80	99.80	(1,299)	(800)	(499)	3
00129 - Gafisa SPE 29 Ltda.	70.00	70.00	2,311	5,443	(2,532)	5,732
00130 - Gafisa SPE 30 Ltda.	99.80	99.80	15,923	7,897	8,026	7,482
00131 - Gafisa SPE 31 Ltda.	99.80	99.80	22,507	21,746	761	11,391
00132 - Gafisa SPE 32 Ltda.	99.80	99.80	1	1
00133 - Gafisa SPE 33 Ltda.	100.00	100.00	11,256	9,559	1,696	(2,091)
00134 - Gafisa SPE 34 Ltda. (Fit. Resid. Imob.)	100.00	99.80	(14,974)	(2)	(14,975)	(1)
00135 - Gafisa SPE 35 Ltda.	99.80	99.80	2,671	(48)	2,719	849
00137 - Gafisa SPE 37 Ltda.	99.80	99.80	8,529	5,868	2,661	3,461
00139 - Gafisa SPE 39 Ltda.	99.80	99.80	5,693	1,261	4,432	1,819
00250 - Gafisa SPE 50 Ltda.	80.00	0.00	(121)		(121)
00251 - Gafisa SPE 251 Ltda.	90.00	0.00	8,387		1,602
00263 - Gafisa SPE 63 Ltda.	100.00	0.00	(11)		(12)
00265 - Cipesa - holding	100.00	0.00	47,954		(1,359)
00760 - Gafisa SPE 760 (Tiner Empr. e Part.)	45.00	45.00	10,980	5,649	5,331	4,687
00763 - Gafisa SPE 763 (O Bosque Empr. Imob.)	30.00	30.00	9,176	2,667	79	(166)
177700 - Alta Vista	50.00	50.00	(644)	(233)	(618)	(253)
177800 - Dep. José Lages	50.00	50.00	(399)	12	(410)	(8)
177900 - Sítio Jatiuca	50.00	50.00	(2,829)	(79)	(3,361)	(99)
178000 - Spazio Natura	50.00	50.00	1,429	(26)	(28)	(46)
AUSA	60.00	0.00	42,718		20,905
Franere - Parque das Águas	50.00	0.00	(281)		(280)
Franere - Parque das Árvores	50.00	0.00	(625)		(625)
77998 - Diodon Participações	100.00	100.00	36,556	31,920	4,637	(869)

Pág: 38

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	Interest- %		Investments		Equity in results
Investees	2007	2006	2007	2006	2007	2006

00008 - Península SPE1 S.A.	50.00	50.00	(695)	(481)	(213)	(131)
00010 - Península SPE2 S.A.	50.00	50.00	(478)	(1,611)	1,133	(59)
00018 - Residencial das Palmeiras SPE Ltda. 18	90.00	90.00	1,835	1,299	536	314
00036 - Gafisa SPE 36 Ltda.	99.80	99.80	4,136	(54)	4,190	846
00038 - Gafisa SPE 38 Ltda.	99.80	99.80	5,078	438	4,640	1,163
00040 - Gafisa SPE 40 Ltda.	50.00	50.00	857	(256)	1,113	(174)
00041 - Gafisa SPE 41 Ltda.	99.80	99.80	20,752	6,841	13,910	6,682
00042 - Gafisa SPE 42 Ltda.	50.00	50.00	(17)	(147)	130	(147)
00043 - Gafisa SPE 43 Ltda.	99.80	99.80	(3)	(1)	(2)	(2)
00044 - Gafisa SPE 44 Ltda.	40.00	99.80	(214)	(1)	(213)	(1)
00045 - Gafisa SPE 45 Ltda. (Gafisa Vendas)	99.80	99.80	(474)	405	(880)	20
00046 - Gafisa SPE 46 Ltda.	60.00	60.00	127	(580)	707	(580)
00047 - Gafisa SPE 47 Ltda.	99.80	99.80	(18)	(1)	(18)	(1)
00048 - Gafisa SPE 48 Ltda.	99.80	99.80	(716)	(1)	(716)	(1)
00049 - Gafisa SPE 49 Ltda.	100.00	0.00	(1)		(2)
00053 - Gafisa SPE 53 Ltda.	60.00	0.00	123		122
00055 - Gafisa SPE 55 Ltda.	99.80	0.00	(4)		(5)
00059 - Gafisa SPE 59 Ltda.	99.80	0.00	(1)		(2)
00064 - Gafisa SPE 64 Ltda.	99.80	0.00			(1)
00065 - Gafisa SPE 65 Ltda.	99.80	0.00	(1)		(2)
00070 - Gafisa SPE 70 Ltda. (Bairro novo)	50.00	0.00	5,149		(951)
00087 - DV BV SPE S.A. - 87	50.00	50.00	(232)	(117)	(115)	58
00089 - DV SPE S.A. - 89	50.00	50.00	829	482	347	(364)
00091 - Vilagio de Panamby Trust - 91	50.00	50.00	2,794	1,962	832	59
00122 - Gafisa SPE 22 Ltda.	100.00	49.00	4,314	(529)	250	(18)
00125 - Gafisa SPE 25 Ltda.	100.00	66.67	14,904	9,035	419	928
00126 - Gafisa SPE 26 Ltda.	100.00	50.00	121,767	14,318	(19)	(3,709)
00127 - Gafisa SPE 27 Ltda.	100.00	50.00	15,160	7,004	1,215	(38)
00128 - Gafisa SPE 28 Ltda.	99.80	99.80	(1,297)	(799)	(498)	3
00129 - Gafisa SPE 29 Ltda.	70.00	70.00	1,618	3,810	(1,772)	4,012
00130 - Gafisa SPE 30 Ltda.	99.80	99.80	15,891	7,881	8,010	7,467
00131 - Gafisa SPE 31 Ltda.	99.80	99.80	22,462	21,702	759	11,368
00132 - Gafisa SPE 32 Ltda.	99.80	99.80	1	1
00133 - Gafisa SPE 33 Ltda.	100.00	100.00	11,256	9,559	1,696	(2,091)
00134 - Gafisa SPE 34 Ltda. (Fit. Resid. Imob.)	100.00	99.80	(14,974)	(2)	(14,975)	(1)
00135 - Gafisa SPE 35 Ltda.	99.80	99.80	2,666	(48)	2,714	847
00137 - Gafisa SPE 37 Ltda.	99.80	99.80	8,529	5,857	2,661	3,454
00139 - Gafisa SPE 39 Ltda.	99.80	99.80	5,682	1,259	4,423	1,815
00250 - Gafisa SPE 50 Ltda.	80.00	0.00	(96)		(97)
00251 - Gafisa SPE 251 Ltda.	90.00	0.00	7,548		1,504
00263 - Gafisa SPE 63 Ltda.	100.00	0.00	(11)		(12)
00265 - Cipesa - holding	100.00	0.00	47,954		(1,359)
00760 - Gafisa SPE 760 (Tiner Empr. e Part.)	45.00	45.00	4,941	2,542	2,399	2,110
00763 - Gafisa SPE 763 (O Bosque Empr. Imob.)	30.00	30.00	2,753	3,345	24	(219)
177700 - Alta Vista	50.00	50.00	(322)	(116)	(309)	(126)
177800 - Deputado José Lages	50.00	50.00	(199)	6	(205)	(4)
177900 - Sítio Jatiuca	50.00	50.00	(1,415)	(39)	(1,680)	(49)
178000 - Spazio Natura	50.00	50.00	714	(13)	(14)	(23)
AUSA	60.00	0.00	25,631		12,543
Franere - Parque das Águas	50.00	0.00	(140)		(140)
Franere - Parque das Árvores	50.00	0.00	(312)		(312)
77998 - Diodon Participações	100.00	100.00	36,556	29,620	4,637	4,576

Provision for loss on investments			(21,659)	(4,790)

			392,066	127,360	46,402	37,984

Pág: 39

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(b)	goodwill on the acquisition of subsidiaries

				2007
	Amortization criteria	Cost	Accumulated amortization	Balance

AUSA	Exponential and progressive	170,941	(7,500)	163,441
Cipesa	Exponential and progressive	40,686		40,686
Other		3,273		3,273

Total goodwill		214,900	(7,500)	207,400

9.	Loans and financing

		Parent Company		Consolidated
Type of operation	Annual interest rates	2007	2006	2007	2006

Working capital	104% to 105% CDI 0.66% to 3.29% + CDI	204,063		325,453
National Housing System - SFH (*)	TR + 6.2% up to 11.4%	66,157	6,069	98,700	26,378
Assumption of debt from mergers of subsidiaries	TR + 10% up to 12.0%	13,311	18,027	13,311	18,027
Other	TR + 6.2%			2,702

		283,531	24,096	440,166	44,405

Current portion		37,759	9,317	59,526	17,305

Noncurrent portion		245,772	14,779	380,640	27,100

Rates

.	CDI - Interbank Deposit Certificate
.	TR - Referential Rate

(*)	SFH – The Company has credit lines from the SFH, the resources from which are released throughout the construction of the related developments.

.	Assumption of debt from merger of subsidiary corresponds to debts assumed from former shareholders with maturities until 2013.

.	Financing of Developments and Working Capital correspond to credit lines from financial institutions to raise the funds necessary for the ventures of the Company.

As guarantee to secure the loans and financing, the investors provided sureties, mortgages were given on the units, and credit rights were pledged. On December 31, 2007, R$ 9,851 related to financial investments were given as guarantees for loans.

Pág: 40

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company is subject to several relevant indices and limits of positive and negative performance (covenants), including, among others: (a) limitations on the level of total indebtedness; (b) relation with the number and amount of sureties, mortgage of units and pledge of credit rights to be granted; (c) certain conditions to be met in transactions with related parties, which in general must be carried out under normal market conditions and those adopted in similar operations with third parties; and (d) maintenance of financial and liquidity ratios calculated based on the financial statements prepared in accordance with the accounting practices adopted in Brazil. On December 31, 2007 the Company was in compliance with the clauses described above.

In November 2007, the Company obtained loans (working capital) in the amount of R$ 200,000 from first class financial institutions. Together with this operation, in order to minimize the risks of foreign exchange exposure of the loans, the Company signed swap contracts in the full amount of these debts, as described in the financial instruments note (Note 15).

The consolidated noncurrent installments on December 31, 2007 mature in 2009 (R$ 256,045), 2010 (R$ 42,396), 2011 (R$ 28,417), 2013 and subsequently (R$ 53,782).

10.	Debentures

In September 2006 the Company obtained approval for its Second Debenture Distribution Program, which enabled the offering of simple debentures, non-convertible into shares, of the subordinated type and/or secured and/or with general guarantee limited to R$ 500,000.

Under this Program, the Company issued a series of 24,000 debentures, corresponding to a total of R$ 240,000, with the following features:

		Annual
Program/issuances	Amount	remuneration	Maturity	2007	2006

Second / 1st issuance	240,000	CDI + 1.30%	September 2011	249,190	251,038

Current portion				9,190	11,038

Noncurrent portion, principal				240,000	240,000

In addition to the early maturity clauses, which are common in this type of operation, the Second Debenture Distribution Program establishes the compliance with certain covenants, which include, among others, the maintenance of minimum levels of net indebtedness, balance of receivables and early maturity clause in the event the Company obtains a risk classification lower than a predetermined level. On December 31, 2007, the Company was in compliance with the aforesaid clauses.

Pág: 41

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

11.	Other accounts payable

	Parent Company		Consolidated
	2007	2006	2007	2006

Loans with partners in real estate ventures			8,255	2,079
Current accounts	200,232	119,227		87
Assignment of credit payable	1,442	1,358	1,442	1,358
Provision for losses on investments	21,608
Acquisition of investments	48,521		48,521
Other accounts payable	10,196	7,724	13,603	4,283

	281,999	128,309	71,821	7,807

The loans with partners in real estate ventures are related to amounts due under contracts involving the payment of current accounts, bearing the IGP-M variation, plus 12% per annum.

12.	Provision for contingencies

The Company and its subsidiaries are parties in lawsuits and administrative proceedings at several courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses estimated for the lawsuits in progress.

The changes in the provision for contingencies are summarized below:

	2007
	Parent Company	Consolidated

Balance at December 31, 2006	4,105	4,105
Additions	1,359	2,258
Reductions	(1,796)	(1,796)
Addition arising from the acquisition of AUSA		16,695

Balance at December 31, 2007	3,668	21,262

Noncurrent portion		17,594

Current portion	3,668	3,668

Pág: 42

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(a)	Tax, labor and civil lawsuits

	Parent Company		Consolidated
	2007	2006	2007	2006

Labor claims	1,672	3,169	2,171	3,169
Civil lawsuits	1,996	936	2,323	936
Tax lawsuits			16,768

	3,668	4,105	21,262	4,105

The Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The chances of loss in the ICMS case are estimated by the attorneys that are handling it as: (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligation. The amount of the contingency estimated by the legal counsel as a probable loss in the aforesaid case amounts to R$ 16,768 and is provided for in the financial statements as of December 31, 2007.

Furthermore, on December 31, 2007 the Company is aware of other lawsuits and risks, the outcome of which, based on the opinion of its legal counsel is a possible, but not probable, loss, amounting to approximately R$ 67,430 (2006 – R$ 44,437), and for which the Company’s management believes that the recognition of a provision for losses is not necessary.

From the total funds raised in the offering of the Company’s shares in the New Market, R$ 27,979 classified in the “Other – Escrow deposits” account in noncurrent, was retained in a “restricted deposit” account pursuant to a court order. The Company is appealing such decision on the grounds that the claim lacks merit. No provision was recognized in the financial statements of December 31, 2007 based on the position of the Company’s legal counsel.

(b)	Obligations related to the completion of real estate developments

The Company undertakes to deliver real estate units to be built, in exchange for land acquired. The Company also undertakes to finish the units sold and abide by the laws that govern the civil construction industry, including obtaining licenses from the proper authorities.

Pág: 43

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

13.	Shareholders’ equity

(a)	Capital

On December 31, 2007, the Company’s capital amounted to R$ 1,221,846 (2006 - R$ 591,742), represented by 132,577,093 nominative common shares without par value (2006 - 111,511,596 book-entry nominative common shares without par value), 3,124,972 of which were treasury shares (2006 - 8,141,646 treasury shares).

In January 2007, with the acquisition of 60% of AUSA arising from the merger of Catalufa Participações Ltda., the capital increase of R$ 134,029 was approved through the issuance, for public subscription, of 6,358,116 new common shares, all of which to be appropriated to capital.

Additionally, the cancellation of 5,016,674 common shares issued by the Company and kept in treasury, amounting to R$ 28,976, without reducing the capital, was approved.

Also, in the same month, the capital increase of R$ 996, related to the stock option plan and the exercise of 153,900 common shares, was approved.

In March 2007, the capital increase of R$ 487,813 was approved through the issuance for public subscription, of 18,761,992 new common shares, without par value, at the issue price of R$ 26 (twenty-six reais) per share, in accordance with Article 170, Paragraph 1 of Law 6404/76.

In May 2007, the capital increase of R$ 5,217, related to the stock option plan and the exercise of 507,068 common shares, was approved.

In June 2007, the capital increase of R$ 693, related to the stock option plan and the exercise of 105,900 common shares, was approved.

In August 2007, the capital increase of R$ 52, related to the stock option plan and the exercise of 2,481 common shares, was approved.

In December 2007, the capital increase of R$ 1,304, related to the stock option plan and the exercise of 192,214 common shares, was approved.

(b)	Appropriations of net income

Pursuant to the Company’s By-laws, the net income for the year is appropriated as follows: (a) 5% to the legal reserve, up to 20% of paid-up capital, and (b) 25% of the remaining balance for the payment of compulsory dividends.

Pág: 44

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

We present below the proposal made by management regarding the appropriation of net income for the year ended December 31, 2007 (subject to approval by the Annual General Meeting - AGM):

	2007	2006

Net income for the year	113,603	46,056
Legal reserve	(5,680)	(2,303)

	107,923	43,753

Compulsory minimum dividends – 25%	(26,981)	(10,938)

The retention of earnings for 2006 was approved at the AGM (Annual General Meeting) – Minutes 55 of March 21, 2007.

Pursuant to Article 36 of the Company’s By-laws, amended on March 21, 2007, the recognition of a statutory reserve became mandatory. In accordance with said article, the amount of such reserve may not exceed 71.25% of net income for the purpose of financing the expansion of the activities of the Company and its subsidiaries, including the subscription of capital increases or creation of new ventures, participation in consortiums or other forms of association for the achievement of the Company’s purpose.

(c)	Stock Option Plan

A total of five stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms in general, which, among other things, (a) define the length of service that is required for employees to be eligible to the benefits of the plans, (b) select the employees that will be entitled to participate, and (c) establish the purchase prices of the preferred shares to be exercised under the plans.

To be eligible for the plans, participant employees are required to contribute with an amount equivalent to 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, with an amount equivalent to 18% of the price of the grant per year. The price of the grant is adjusted according to the variation in the IGP-M, plus annual interest of 6%. The stock option may be exercised in one to three years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company accounts for the payments made by employees in an advanced payments account in liabilities. On December 31, 2006, advanced payments totaled R$ 996.

Pág: 45

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the preemptive right to refuse the purchase of the shares issued under the plans in the event of dismissals and retirement.

In such case, the amounts advanced are returned to the employees, in certain circumstances, in amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount paid plus monetary correction based on the variation in the IGP-M and annual interest of 6% a year.

14.	Deferred income tax and social contribution

	Parent Company		Consolidated
	2007	2006	2007	2006

Assets
Temporary differences	32,038	21,309	39,482	24,800
Tax losses and social contribution tax loss carryforwards	12,499	14,363	12,499	15,880
Tax benefit arising from the merger of subsidiaries	9,341	12,454	9,341	12,454

	53,878	48,126	61,322	53,134

Liabilities
Differences between income taxed on a cash basis and on the accrual basis	42,501	24,704	63,268	32,259

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus estimated cost. The taxation will occur over an average period of two years, considering the term for the receipt of the sales and the completion of the corresponding construction works.

On December 31, 2007, the Company had tax losses and social contribution tax loss carryforwards totaling R$ 104,147 (2006 - R$ 67,971), with corresponding tax benefits of R$ 35,410 (2006 - R$ 23,110). The net tax effect of the tax losses and social contribution tax loss carryforwards recorded as an asset in the Company totals R$ 12,499 on December 31, 2007 (2006 - R$ 14,363).

The Company did not record the deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries, which adopt the taxable income system and do not have a history of taxable income for the past three years.

Based on the projections of generation of future taxable income of the Parent Company, the estimated recovery of the deferred income tax and social contribution asset over the ten-year period is as follows: 2008 - R$ 6,530 and 2009 - R$ 29,580.

Pág: 46

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The projections of future taxable income consider estimates that are related, among other things, with the Company’s performance and the behavior of the market in which it operates as well as certain economic factors. The actual amounts could differ from these estimates.

We present below the reconciliation of the effective nominal rate:

	Consolidated
	2007	2006

Income before income tax and social contribution and statutory profit sharing	155,199	55,430
Income tax calculated at the standard rate - 34%	(52,768)	(18,846)
Net effect of subsidiaries taxed based on the presumed profit system	16,194	12,439
Tax losses (tax loss carryforwards used)	6,125
Other permanent differences	(497)	383

Income tax and social contribution expense	(30,946)	(6,024)

Additionally, the reconciliation of the effective nominal rate in the Parent Company mainly arises from the equity in earnings and use of the balance of tax losses and social contribution tax loss carryforwards of prior years and used during the current year.

15.	Financial instruments

The Company participates in operations involving financial instruments, all of which are recorded in the balance sheet, for the purposes of meeting its operating needs and reducing its exposure to credit, currency and interest rate risks. These risks are managed by control policies, specific strategies and determination of limits, as follows:

(a)	Considerations on risks

(i)	Credit risk

The Company restricts its exposure to credit risks associated with banks and financial investments, investing in first class financial institutions and with remuneration in short-term securities.

In regard to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

On December 31, 2007 and 2006, the Company’s management did not deem necessary the recognition of a provision to cover losses on the recovery of receivables related to finished real estate. In the same period, there was no material concentration of credit risk associated with customers.

Pág: 47

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(ii)	Currency risk

The Company participates in operations involving derivative financial instruments for the purposes of protecting itself against fluctuation in foreign exchange rates.

In the year ended December 31, 2007, the amount of R$ 1,070 related to the net positive (negative) result from the swap operations of currency and interest rates was recognized in “financial income (expenses)”, allowing for the correlation between the effect of these operations with the fluctuation in foreign currencies in the Company’s balance sheet.

The nominal value of the swap contracts is R$ 200,000 on December 31, 2007. The unrealized gains (losses) of these operations are recorded in the balance sheet as follows:

Gains and losses accounted for per contract:

				Brazilian reais
	Brazilian			Net unrealized
	reais	Percentage		gains from	Market
Rate swap contracts -	Nominal	Original		Derivative	Value
(US dollar e yen for CDI)	value	index	Swap	Instruments	Unrecorded	)

Banco ABN Amro Real S.A.	100,000	yen + 1.4%	105% CDI	(541)	955
Banco Votorantim S.A.	100,000	US dollar + 7%	104% CDI	1,611	2,544

	200,000			1,070	3,499

The Company does not make sales denominated in foreign currency.

(iii)	Interest rate risk

The interest rates on loans and financing are mentioned in Note 9. The interest rates contracted on financial investments are mentioned in Note 4. Accounts receivable from finished real estate, as mentioned in Note 5, are subject to interest of 12% a year, applied on a pro rata temporis basis.

Additionally, as mentioned in Notes 7 and 11, a significant portion of the balances maintained with related parties and the balances maintained with partners in the ventures are not subject to financial charges.

(b)	Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation:

Pág: 48

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)	Cash and banks and financial investments

The market value of these assets does not significantly differ from the amounts presented in the financial statements (Note 4). The rates agreed reflect usual market conditions.

The financial investments are recorded based on effectively contracted remuneration rates as the Company intends to maintain these investments until they are effectively redeemed.

(ii)	Loans and financing and debentures

Financing is recorded based on the contractual interest rates of each operation. For the calculation of their market value, interest rate estimates were used for contracting operations with similar terms and amounts. The terms and conditions of loans and financing and debentures obtained are presented in Notes 9 and 10.

The amount for the settlement of these liabilities does not significantly differ from the amounts presented in the financial statements.

16.	Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

17.	Subsequent events

On December 28, 2007, Law 11,638/07 was enacted, amending the Corporate Law regarding the accounting practices adopted in Brazil as from the year ended December 31, 2008.

Under the new Law, the issue of accounting regulations by the Brazilian Securities Commission (CVM) for public companies shall be in conformity with international standards. In a market release, in which its initial understanding is expressed, CVM says that the standards adopted by the IASB - International Accounting Standards Board are considered an international reference for accounting standards.

Other amendments or legal provisions are expected to be the subject matter of regulation by CVM in 2008, considering the powers of each regulatory agency. Currently, the Company is conducting studies and evaluating the impact of this new Law, including with the support of entities that represent the industry, in order to measure the effects of the changes in accounting practices. Among the main changes introduced by this Law are:

Pág: 49

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

.
Permanent assets will include the subgroup “Intangible assets” and formally include the intangible rights to be used by the Company or exercised for this purpose, including the acquired goodwill. Property and equipment will include the assets arising from operations in which benefits, control and risk are transferred, regardless of whether ownership is transferred. Deferred charges are restricted to preoperating expenses and incremental restructuring expenses.

.
Creation of a new subgroup in shareholders’ equity called “Net asset evaluation adjustment”, which will include the contra-entry of the foreign exchange variation in equity investments abroad when the functional currency of the investee is different from that of the parent company, and the contra-entry of increases or reductions in the value attributed to asset and liability elements as a result of their evaluation at market price.

.	Introduction of the “Adjustment to present value” concept for long-term asset and liability operations and material short-term ones.

.	Mandatory periodic analysis to verify the level of recovery of assets recorded in property and equipment, intangible assets and deferred charges.

.
Change in the treatment of tax incentives, which will be now recorded in income (expenses), although they may be subsequently appropriated to a tax incentive revenue reserve and excluded from the basis of compulsory minimum dividends.

.
In merger, combination or spin-off operations, all assets and liabilities of the merged, combined or spun-off company must be identified, evaluated and accounted for at market value, provided that the operations are carried out between unrelated parties and result in the effective transfer of control.

Based on its initial analysis, Management estimates that the changes above will not have material effects on the Company’s financial statements as at December 31, 2008, however, at the moment and in these circumstances, it is not possible to determine with reasonable certainty the effects of the full adoption of the new Law.

Pág: 50

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

18. Supplementary information on cash flow

	Company		Consolidated
	2007	2006	2007	2006

Operating activities
Net income	113,603	46,056	113,603	46,056
Expenses (income) not affecting working capital
Depreciation and amortization	13,405	4,277	14,823	4,302
Permanent asset disposals			(84)
Equity in earnings of subsidiaries	(46,402)	(37,984)
Amortization of negative goodwill		(15,386)		(15,386)
Unrealized interest and charges, net	35,565	33,499	35,819	39,437
Deferred taxes	12,048	(1,348)	18,729	1,393
Minority interest			8,410

Decrease (increase) in assets
Trade accounts receivable	(231,823)	(136,555)	(462,913)	(190,279)
Real estate for sale	(251,490)	(160,099)	(481,527)	(136,660)
Other receivables	(162,083)	(205,844)	(6,011)	(56,926)
Sales expenses to appropriate	(12,704)	(11,097)	(19,991)	(10,569)
Prepaid expenses	(1,456)		(3,323)

Decrease (increase) in liabilities
Obligations for real estate developments	(5,427)	(43,873)	(6,733)	(57,963)
Obligations for purchase of real estate	77,672	89,355	109,817	72,684
Taxes and contributions	15,420	(4,767)	28,718	(5,674)
Tax, labor and other contingencies	(437)	(317)		(317)
Trade accounts payable	38,867	(1,674)	60,025	(1,195)
Advances from customers	(37,680)	19,086	(28,484)	28,354
Payroll, charges and provision for bonuses payable	9,312	7,585	20,428	7,658
Other accounts payable	97,137	109,867	105,717	(4,801)
Assignment of credits payable	(1,038)	(1,140)	(1,038)	(1,140)
Income (expenses) from sales to appropriate	(1,359)	(20,681)	(1,995)	(25,168)

Cash used in operating activities	(338,870)	(331,040)	(496,010)	(306,194)

Investing activities

Purchase of property and equipment and deferred charges	(21,174)	(3,963)	(34,087)	(4,580)
Capital contribution and subsidiary companies	(128,927)
Acquisition of investments	(78,160)	(25,415)	(78,160)	(3,997)

Cash used in investing activities	(228,261)	(29,378)	(112,247)	(8,577)

Financing activities

Capital increase	496,075	508,781	496,075	508,781
Increase in loans and financing	260,648	264,330	427,019	303,189
Amortization of loans and financing	(40,410)	(274,253)	(57,786)	(364,165)
Assignment of credits receivable, net	2,225	(773)	2,225	(766)
Additional dividends for 2006	(10,988)		(10,988)

Net cash provided by financing activities	707,550	498,085	856,545	447,039

Net increase in cash and banks	140,419	137,667	248,288	132,268

Cash and banks
At the beginning of the year	251,314	113,647	266,159	133,891
At the end of the year	391,733	251,314	514,447	266,159

Net increase in cash and banks	140,419	137,667	248,288	132,268

*         *          *

Pág: 51

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2007
Voluntary Resubmission	Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

12.01 – DESCRIPTION OF INFORMATION CHANGED

INCLUSION OF COMMITMENT CLAUSE IN THE MANAGEMENT REPORT ACCORDING TO THE NEW MARKET LISTING REGULATION (6.1.2 (ii)).

Pág: 52

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER Voluntary Resubmission	Corporate Legislation December 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEET - ASSETS	3
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	STATEMENT OF CHANGES IN FINANCIAL POSITION	8
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007	10
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006	11
05	03	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005	12
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	13
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	15
07	01	CONSOLIDATED STATEMENT OF INCOME	17
08	01	CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION	18
09	01	INDEPENDENT AUDITORS’ REPORT - UNQUALIFIED OPINION	20
10	01	MANAGEMENT REPORT	22
11	01	NOTES TO THE FINANCIAL STATEMENTS	25
12	01	DESCRIPTION OF INFORMATION CHANGED	52

Pág: 53